FILE NO. 70-8985

                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549

                                  AMENDMENT NO. 1 to

                                    APPLICATION OF

                          PUBLIC SERVICE COMPANY OF COLORADO

                                UNDER SECTION 3(b) AND

          RULES 10 AND 11 OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     ____________________________________________

                          PUBLIC SERVICE COMPANY OF COLORADO

                               1225 Seventeenth Street
                                   Denver, CO 80202
ITEM 1
                    _____________________________________________

                                   Richard C. Kelly
                           Senior Vice President, Finance,
                        Treasurer and Chief Financial Officer
                          Public Service Company of Colorado
                               1225 Seventeenth Street
                                   Denver, CO 80202

     Please also submit copies of all correspondence to:

                                  William M. Dudley
                              Associate General Counsel
                          Public Service Company of Colorado
                          1225 Seventeenth Street, Suite 600
                                   Denver, CO 80202

                                William T.  Baker, Jr.
                                  Reid & Priest LLP
                                 40 West 57th Street
                                  New York, NY 10019

               Applicant Public Service Company of Colorado ("PSCo"), a public-utility holding company exempt from regulation pursuant to rule 2 under section 3(a)(2) of the Public Utility Holding Company Act of 1935, as amended (the "1935 Act" or "Act"), hereby files this Amendment No. 1 to the Form U-1 Application in this File No. 70-8985, for the purposes of amending and restating the Application in its entirety.

               The Application is hereby amended and restated in its entirety as follows:

     Item 1.   Description of Proposed Transaction.
     ------    -----------------------------------
               PSCo seeks Commission authorization pursuant to section 3(b) of the Act and rules 10 and 11 thereunder in connection with its proposed acquisition of a public utility company operating exclusively outside of the United States ("Foreign Utility").

               Neither Foreign Utility nor any of its subsidiary companies is a public utility company operating in the United States nor, following the proposed acquisition, will they serve any customers in the United States. Foreign Utility does not derive any income from United States operations or sources within the United States.

               PSCo asserts that, since the operations of Foreign Utility will be exclusively outside the United States, its sales and revenues, and the regulation thereof, have little or no effect on the rates and business of electric sales and generation within the United States. Accordingly, regulation of Foreign Utility as a subsidiary of a holding company is not necessary for either the public interest or for the protection of investors, and therefore no regulatory purpose would be served by treating Foreign Utility as a subsidiary of a holding company.

               Due to tax, legal and regulatory considerations, it may be advisable for PSCo to structure the transaction using one or more special purpose subsidiaries (collectively, "PSCo Subs"). PSCo states that, as special purpose subsidiaries to be formed for the primary purpose of acquiring an interest in Foreign Utility, PSCo Subs will derive no income from United States operations and will not be a public utility company operating in the United States. PSCo Subs will not engage in any business other than the acquisition of Foreign Utility, supervision of PSCo's investments in Foreign Utility and the participation in the management and operations of Foreign Utility. Accordingly, regulation of the PSCo Subs as subsidiary companies is not necessary for either the public interest or for the protection of investors.

               In support hereof, PSCo states:

               (1) PSCo is a publicly-held corporation organized under Colorado law with its principal offices located at 1225 Seventeenth Street, Denver, Colorado 80202. PSCo engages directly, and indirectly through Cheyenne Light, Fuel and Power Company ("CLF&P"), in the sale and distribution of electricity and gas to retail and wholesale customers in Colorado and Wyoming. For the twelve months ended September 30, 1996, PSCo and its subsidiaries had operating revenues of approximately $2.1 billion; as of September 30, 1996, PSCo had assets of approximately $4.5 billion. Neither PSCo nor any corporation owned or controlled by PSCo is a "holding company" that is registered pursuant to section 5 of the Act or a "subsidiary company" of a holding company that is registered pursuant to section 5 of the Act. There is a pending application under the Act in connection with the proposed merger of PSCo and Southwestern Public Service Company ("SPS") that would permit the formation of a new registered holding company, to be named New Century Energies, Inc. ("NCE"). File No.
     70-8787.

               (2) Foreign Utility is not qualified to do business in any state of the United States and operates as an electric utility exclusively outside the United States. [Additional information about Foreign Utility is contained in the Request for Confidential Treatment].

               (3) Section 3(b) of the 1935 Act provides an exemption for any subsidiary company, as such, of a holding company from provisions of the 1935 Act applicable to such subsidiary companies, "if such subsidiary company derives no material part of its income, directly or indirectly, from sources within the United States, and neither it nor any of its subsidiary companies is a public utility company operating in the United States," provided that the Commission finds that the application of the 1935 Act to such subsidiary company is "not necessary in the public interest or for the protection of investors."

               (4) Neither Foreign Utility nor any of its subsidiaries is a public-utility company operating in the United States. The proposed investment will not affect Foreign Utility's status as a public utility company subject to regulation by the laws of the jurisdiction in which Foreign Utility is organized and operates. Foreign Utility does not derive any income from United States operations or sources within the United States. As explained below, regulation of Foreign Utility under the 1935 Act is not necessary in the public interest, or for the protection of investors or consumers. Therefore, Foreign Utility satisfies the standards of section 3(b) and should be accorded an unqualified exemption, as a subsidiary company, from all provisions of the 1935 Act.[FN*]

               (5) Since the operations of Foreign Utility as a public utility company within the meaning of section 2(a)(5) of the 1935 Act are and will be exclusively outside the United States, its sales and revenues, and the regulation thereof, should not affect the rates and business of electric sales and generation or gas sales within the United States. Moreover, since PSCo is a publicly-traded company subject to the continuous disclosure requirements of the Securities Exchange Act of 1934, as amended, regulation under the federal securities laws offers significant additional protections for the interest of investors.

               (6) PSCo will not seek recovery through higher rates to PSCo or CLF&P customers to compensate it for any possible loss that it might sustain by reason of the proposed Foreign Utility investment or for any inadequate returns on such investment.

               (7) The Colorado Public Utilities Commission and the Wyoming Public Service Commission, which have jurisdiction over the respective companies' retail electric and gas rates, have each certified to this Commission that they have the authority and resources to protect ratepayers subject to their respective jurisdictions and that they intend to exercise this authority in connection with the proposed Foreign Utility investment. In this


     ------------------
     [FN*]
     Although Foreign Utility would satisfy the requirements under section 33(a)(3) of the 1935 Act and become a "foreign utility company" ("FUCO") as defined therein upon the filing of a notice on Form U-57, the capitalization limits established by section 33(f) would restrict the ability of PSCo to finance the acquisition of Foreign Utility as a FUCO. The Commission has previously recognized that section 3(b) provides an alternative route for foreign acquisitions in such circumstances. See,
                                                                        ---
     e.g., UtiliCorp United, Inc., Holding Company Act Release No. 26353 (Aug.
     ----  ----------------------
     7, 1995).

     regard, PSCo's indirect investment in Foreign Utility will not in any way diminish the ability of the various State commissions that regulate the retail electric and gas operations of PSCo to protect the interests of consumers in their respective states. PSCo's domestic utility operations will be fully separated from PSCo's foreign operations.

               (8) As a result, PSCo's domestic utility customers will not be put at risk of any adverse financial effects resulting from PSCo's proposed indirect acquisition of Foreign Utility, nor will the ability of the various State commissions to protect the interests of consumers in their respective States be adversely affected. Accordingly, regulation of Foreign Utility by the SEC under 1935 Act as a subsidiary of a holding company is not necessary for either the public interest or for the protection of investors, and therefore no regulatory purpose would be served by treating Foreign Utility as a subsidiary of a holding company.

               (9) As special purpose subsidiaries to be formed for the primary purpose of acquiring an interest in Foreign Utility, the PSCo Subs will derive no income from United States operations and will not be public utility companies operating in the United States. The PSCo Subs will not engage in any business other than the acquisition of Foreign Utility and supervision of PSCo's investment in Foreign Utility, and the participation in the management and operations of Foreign Utility. Accordingly, regulation of the PSCo Subs as subsidiary companies is not necessary for either the public interest or for the protection of investors.

               (10) On the basis of the facts set forth in this Application, the Commission should grant Foreign Utility the exemption without qualification provided for by section 3(b) of the 1935 Act.

               (11) If Foreign Utility is exempt without qualification under section 3(b), then the PSCo Subs would be entitled to the exemption provided by rule 10(a)(1) under the 1935 Act with respect to Foreign Utility.

               (12) In addition, if Foreign Utility is exempt without qualification under section 3(b) of the 1935 Act, then PSCo would be exempted pursuant to rule 11(b)(1) from section 9(a)(2) of the 1935 Act with respect to the proposed acquisition of voting securities of Foreign Utility.

               (13) PSCo has submitted a related request for no-action relief, seeking the assurance of the staff of the Division of Investment Management that it would not seek to challenge PSCo's continuing claim of exemption under section 3(a)(2) of the Act in the event that PSCo proceeds with the Foreign Utility acquisition that is the subject of this Application.

     Item 2.   Other Regulatory Approval.
     ------    -------------------------
               The Colorado Public Utilities Commission and the Wyoming Public Service Commission, which have jurisdiction over the respective companies' retail electric and gas rates, have each certified to this Commission that they have the authority and resources to protect ratepayers subject to their respective jurisdiction and that they intend to exercise this authority in connection with the proposed Foreign Utility investment. The proposed Foreign

     Utility acquisition is not subject to the jurisdiction of any State commission or of any federal commission other than this Commission.

     Item 3.   Procedure.
     ------    ---------
          The Applicant hereby waives a hearing with respect to this application and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.
     The Applicant hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Office of Public Utility Regulation may assist in the preparation of the Commission's decision and/or order.

     Item 4.   Fees and Expenses.
     ------    -----------------
          The estimated fees, commissions and expenses to be incurred in connection with the proposed transactions will be approximately $30,000.

     Item 5.   Exhibits.
     ------    --------
          The following exhibits are hereby filed as a part of this Application:

               EXHIBIT A      Form of Notice [previously filed]

               EXHIBIT B-1    Letter from the Colorado Public Utilities
                              Commission certifying that it has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise such authority

               EXHIBIT B-2    Letter from the Wyoming Public Service Commission
                              certifying that it has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise such authority

               EXHIBIT C      Opinion of counsel

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     Item 6.   Information as to Environmental Effects.
     ------    ---------------------------------------

          The proposed transaction does not involve a "major federal action" or "significantly affect[] the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy
     Act, 42 U.S.C. section 4321 et seq.   No federal agency is preparing an
                                 -- ---
     environmental impact statement with respect to this matter.

               It is requested that copies of all orders, notices and communications with respect to the above application be served as follows:

                         William M. Dudley
                         Associate General Counsel
                         Public Service Company of Colorado
                         1225 Seventeenth Street, Suite 600
                         Denver, CO 80202

                         William T.  Baker, Jr.
                         Reid & Priest LLP
                         40 West 57th Street
                         New York, NY 10019

               WHEREFORE, Applicant respectfully requests that the Commission issue an order herein determining that Foreign Utility is entitled to the exemption without qualification provided for by section 3(b) of the 1935 Act.


     Dated:  February 19, 1997


                              Respectfully submitted,

                              PUBLIC SERVICE COMPANY OF COLORADO


                              By: /s/ W. Wayne Brown
 			         -----------------------------
                              W. Wayne Brown
                              Corporate Secretary and Controller